 FORM 4                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
[ ] CHECK THIS BOX IF NO LONGER                     WASHINGTON, D.C. 20549                          OMB Number           3235-0287
    SUBJECT TO SECTION 16. FORM                                                                     Expires:    September 30, 1998
    4 OR FORM 5 OBLIGATIONS              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    MAY CONTINUE. SEE INSTRUC-                                                                      hours per response . . . . 0.5
    TION 1(B).
        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                    Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*      2. Issuer Name and Ticker       5. If Amendment, Date of Original
                                                 or Trading Symbol               (Month/Year)
                                                 Miller Exploration
   MCMANEMIN    WILLIAM         CASEY            Company (MEXP)
   (Last)       (First)        (Middle)                                       6. Relationship of Reporting Person(s) to Issuer
                                              3. IRS or Social Security                    (Check all applicable)
                                                 Number of Reporting             [X]  Director              ____ 10% Owner
   3738 OAK LAWN AVENUE, SUITE 300               Person (Voluntary)              ____ Officer (give title   ____ Other (specify
               (Street)                                                                        below                    below)
                                                                                        ________________________________

   DALLAS,       TEXAS            75219       4. Statement for Month/Year     7. Individual or Joint/Group Filing
   (City)       (State)           (Zip)                                          (Check Applicable Line)
                                                     February 1998               [X] Form filed by One Reporting Person
                                                                                 ___ Form filed by More than One Reporting Person

                            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security        2. Transaction Date    3. Transaction Code       4. Securities Acquired (A) or Disposed of (D)
   (Instr. 3)                  (Month/Day/Year)       (Instr. 8)                (Instr. 3, 4 and 5)
                                                       Code        V               Amount        (A) or (D)        Price
Common Stock                      2/9/98                 J                       1,042,480           A             <F*>
Common Stock                      2/9/98                 P                          12,500           A             $8.00/share

5. Amount of Securities     6. Ownership Form:     7. Nature of Indirect
   Beneficially Owned          Direct (D) or          Beneficial Ownership
   at End of Month             Indirect (I)           (Instr. 4)
   (Instr. 3 and 4)            (Instr. 4)

      1,042,480                     I                 By SASI Minerals Company
                                    D






<F*>  The shares were acquired pursuant to a combination agreement (the "Combination Agreement") entered into between the Company and certain persons, including SASI Minerals Company.  The assets contributed by SASI Minerals Company under the Combination Agreement included interests in oil and gas properties.
In exchange for these assets, SASI Minerals Company received 1,042,480 shares, which was proportionate to the value of the assets contributed by it in the Combination Agreement.

<F**> Reported shares are held by SASI Minerals Company.  Mr. McManemin is an officer, director and shareholder of the manager of SASI Minerals Company.  Mr. McManemin disclaims beneficial ownership of these shares.



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

                     TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1. Title of Derivative Security     2. Conversion or     3. Transaction     4. Transaction Code    5. Number of Derivative
   (Instr. 3)                          Exercise Price       Date (Month/       (Instr. 8)             Securities Acquired (A)
                                       of Derivative        Day/Year)                                 or Disposed of (D)
                                       Security                                                       (Instr. 3, 4 and 5)
                                                                                Code       V              (A)         (D)
Stock Option (Right to Buy)              $8.00                2/9/98              A        V             2,000
                                         $8.00                2/9/98              A        V             2,000
                                         $8.00                2/9/98              A        V             2,000
                                         $8.00                2/9/98              A        V             2,000
                                         $8.00                2/9/98              A        V             2,000

6. Date Exercisable and        7. Title and Amount of       8. Price of      9. Number of      10. Ownership        11. Nature of
   Expiration Date                Underlying Securities        Derivative       Derivative         Form of              Indirect
   (Month/Day/Year)               (Instr. 3 and 4)             Security         Securities         Derivative           Beneficial
                                             Amount or         (Instr. 5)       Beneficially       Security:            Ownership
    Date        Expiration                   Number of                          Owned at End       Direct (D)           (Instr. 4)
 Exercisable       Date           Title       Shares                            of Month           or Indirect
                                                                                (Instr. 4)         (I) (Instr. 4)
   2/9/99         2/8/08       Common Stock    2,000             N/A              2,000                D
   2/9/00         2/8/08       Common Stock    2,000             N/A              2,000                D
   2/9/01         2/8/08       Common Stock    2,000             N/A              2,000                D
   2/9/02         2/8/08       Common Stock    2,000             N/A              2,000                D
   2/9/03         2/8/08       Common Stock    2,000             N/A              2,000                D

Explanation of Responses:




**Intentional misstatements or omissions of facts constitute Federal       /S/ WILLIAM CASEY MCMANEMIN           MARCH 10, 1998
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).          **Signature of Reporting Person           Date
                                                                           William Casey McManemin
Note: File three copies of this Form, one of which must be manually        By Stephen C. Waterbury
      signed.  If space is insufficient, SEE Instruction 6 for                 Attorney-in-Fact
      procedure.

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